Jennifer Wheeler Attorney At Law Writer direct (405) 552-2273 Fax (405) 228-7473 jennifer.wheeler@mcafeetaft.com

February 15, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Limited Review – American Fidelity Dual Strategy Fund, Inc. Post-Effective Registration Statement on Form N-1A (File Nos. 333-59185, 811-08873)

Ladies and Gentlemen:

Included for filing with the Commission via EDGAR is a Post-Effective Amendment to Registration Statement on Form N-1A (the “Registration Statement”) filed on behalf of American Fidelity Dual Strategy Fund, Inc. (the “Fund”). We are requesting limited review of the Registration Statement with regard to the matters discussed below. Subject to the Commission’s review, we anticipate that the Registration Statement will become effective on May 1, 2013.

Below is a summary of the material changes to the Registration Statement. No other material changes have been made to the Registration Statement since the May 1, 2012 effective date of the most recently filed Post-Effective Amendment to the Registration Statement, other than information that is updated annually as a matter of standard practice. Please note that page number references refer to the page numbers in the EDGAR filing.

1. “Investment Strategy, Risks and Performance – Risk/Return Bar Chart and Table”. Added (1) three-year period to Average Annual Returns table, (2) language to clarify that no tax is applicable regarding distributions by and redemptions from the Fund, and (3) reference to availability of current performance data via telephone and website. (Prospectus, p. 2)

2. “Fund Operations – Pricing Shares”. Added language to clarify the Fund’s policy with regard to pricing purchase and redemption orders in event that the Fund’s advisor’s office is closed due to an emergency. (Prospectus, p 7)

3. “Investment Goals and Policies – Fund Policies – Non-Fundamental Policies”. Deleted non-fundamental investment policy that restricted the Fund from investing in the securities of tobacco producing companies. (SAI, p 12)

4. “Item 30 – Indemnification – Insurance Policy”. Added information about new liability policy applicable to the Funds independent directors. (Part C, p 29)

Securities and Exchange Commission
February 15, 2013

Please note that certain information that is required to be included in the Registration Statement will be included in a subsequent filing to occur upon receipt of any comments from the Commission with regard to the requested limited review. Such information includes, but is not limited to, (i) the required financial statements; (ii) the proxy voting policies of the Fund’s sub-advisors, (iii) the opinion of counsel; and (iv) the consent of the Fund’s independent accountants.

Please call me if you have any questions.

Sincerely,

/S/Jennifer Wheeler

Jennifer Wheeler

JW/lw

Enclosure

cc: David M. Robinson